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April 17, 2013

William H. Thompson

Accounting Branch Chief

Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Food Technology Service Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 0-19047

Dear Mr. Thompson:

This will acknowledge receipt of the staff’s letter of comment dated April 16, 2013.

In response thereto please be advised that Richard Hunter Ph.D. also serves as the Company’s principal accounting officer. All future reports will indicate that Dr. Hunter is executing the documents as Chief (Principal) Executive Officer and Chief (Principal) Financial and Accounting Officer.

This will also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Hunter, Ph.D.
Richard Hunter, Ph.D. Chief Executive Office

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